UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GLASS HOUSES ACQUISITION CORP.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

37714P202**
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Class A Common Stock has no CUSIP number. The CUSIP number for the Units, which include the Class A Common Stock, is 37714P202.

CUSIP No. 37714P202	13G	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSONS STANDARD INVESTMENTS LLC (f/k/a 40 NORTH MANAGEMENT LLC)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 37714P202	13G	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSONS STANDARD LATITUDE FUND LP (f/k/a 40 NORTH LATITUDE FUND LP)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 37714P202	13G	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSONS STANDARD LATITUDE MASTER FUND LTD. (f/k/a 40 NORTH LATITUDE MASTER FUND LTD.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 37714P202	13G	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSONS SI GP III LLC (f/k/a 40 NORTH GP III LLC)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 37714P202	13G	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSONS DAVID S. WINTER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 37714P202	13G	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSONS DAVID J. MILLSTONE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 37714P202	13G	Page 8 of 12 Pages

Item 1(a).	Name of Issuer:

Glass Houses Acquisition Corp. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3811 Turtle Creek Boulevard, Suite 1100, Dallas, Texas 75219.

Item 2(a).	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Standard Investments LLC (f/k/a 40 North Management LLC) (“Standard Investments”);

ii.	Standard Latitude Fund LP (f/k/a 40 North Latitude Fund LP) (“Latitude Feeder”);

iii.	Standard Latitude Master Fund Ltd. (f/k/a 40 North Latitude Master Fund Ltd.) (“Latitude Master”);

iv.	SI GP III LLC (f/k/a 40 North GP III LLC) (“SI GP”);

v.	David S. Winter; and

vi.	David J. Millstone.

This statement relates to Shares (as defined in Item 2(d) below) formerly held by Latitude Master, the “master” fund in a “master-feeder” structure in which Latitude Feeder is a “feeder” fund. The principal business of each of Latitude Feeder and Latitude Master is the making of investments in securities and other assets. The principal business of SI GP is to serve as general partner of Latitude Feeder. Standard Investments serves as principal investment manager to Latitude Feeder and Latitude Master. As such, Standard Investments has been granted investment discretion over portfolio investments, including the Shares, held by or for the account of Latitude Master. David S. Winter and David J. Millstone each serve as the sole members and principals of each of Standard Investments and SI GP, and as the sole directors of Latitude Master.

The agreement between the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 47th Floor, New York, New York 10019.

Item 2(c).	Citizenship:

i.	Standard Investments is a Delaware limited liability company;

ii.	Latitude Feeder is a Delaware limited partnership;

iii.	Latitude Master is a Cayman Islands exempted company incorporated with limited liability;

iv.	SI GP is a Delaware limited liability company;

v.	David S. Winter is a United States citizen; and

vi.	David J. Millstone is a United States citizen.

CUSIP No. 37714P202	13G	Page 9 of 12 Pages

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Shares”).

Item 2(e).	CUSIP Number:

The Shares have no CUSIP number. The CUSIP number for the Units, which include the Shares, is 37714P202.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, as a result of the Issuer’s liquidation and dissolution, none of the Reporting Persons may be deemed to be the beneficial owner of any Shares.

Item 4(b).	Percent of Class:

0.0%

Item 4(c).	None

CUSIP No. 37714P202	13G	Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certifications:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37714P202	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 2023	STANDARD INVESTMENTS LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: January 19, 2023	STANDARD LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: January 19, 2023	STANDARD LATITUDE MASTER FUND LTD.

	By:	/s/ David S. Winter
David S. Winter
Director

	By:	/s/ David J. Millstone
David J. Millstone
Director

Date: January 19, 2023	SI GP III LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: January 19, 2023	DAVID S. WINTER

	By:	/s/ David S. Winter

Date: January 19, 2023	DAVID J. MILLSTONE

	By:	/s/ David J. Millstone

CUSIP No. 37714P202	13G	Page 12 of 12 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement by and among Standard Investments LLC, Standard Latitude Fund LP, Standard Latitude Master Fund Ltd., SI GP III LLC, David S. Winter, and David J. Millstone.

Exhibit A

AGREEMENT
JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13G and any future amendments thereto (including amendments on Schedule 13D) reporting each of the undersigned’s ownership of securities of Glass Houses Acquisition Corp., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 19, 2023	STANDARD INVESTMENTS LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: January 19, 2023	STANDARD LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: January 19, 2023	STANDARD LATITUDE MASTER FUND LTD.

	By:	/s/ David S. Winter
David S. Winter
Director

	By:	/s/ David J. Millstone
David J. Millstone
Director

Date: January 19, 2023	SI GP III LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Exhibit A

Date: January 19, 2023	DAVID S. WINTER

	By:	/s/ David S. Winter

Date: January 19, 2023	DAVID J. MILLSTONE

	By:	/s/ David J. Millstone